STRUCTURED INVESTMENTS Opportunities in Equities, Commodities and Bonds
February 2011

Pricing Sheet dated February 22, 2011 relating to
Amendment No. 1 to Preliminary Pricing Supplement No. 651 dated February 16, 2011 to
 Registration Statement No. 333-156423
Filed pursuant to Rule 433

Multi-Asset Allocation Market Linked Notes due February 22, 2018
Based on the Performance of a Basket Composed of the S&P 500® Index, the Dow Jones-UBS Commodity IndexSM and
the Barclays Capital U.S. Aggregate Bond Index
PRICING TERMS – FEBRUARY 22, 2011
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$8,500,000
Pricing date:	February 22, 2011
Original issue date:	February 25, 2011 (3 business days after the pricing date)
Maturity date:	February 22, 2018
Interest:	None
Basket:	Basket indices	Bloomberg ticker symbol*	Initial value
	S&P 500® Index (the “equity index”)	SPX	1,315.44
	Dow Jones-UBS Commodity IndexSM (the “commodity index”)	DJUBS	162.2950
	Barclays Capital U.S. Aggregate Bond Index (the “bond index”)	LBUSTRUU	1,640.94

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket index, the initial value has been, and the final value will be, determined as set forth under “Description of Notes—Initial Value” and “—Final Value” in the accompanying preliminary pricing supplement.

Payment at maturity:
The payment at maturity per note will equal:
$10 + the greater of (i) the minimum return and (ii) the supplemental redemption amount.
In no event will the payment due at maturity be less than $10.60 per note.

Minimum return:	$0.60 per note (6% of the stated principal amount)
Supplemental redemption amount:	(i) $10 times (ii) the basket performance times (iii) the participation rate
Participation rate:	100%
Basket performance:
The sum of the performance values for each of the basket indices.  The performance value for each basket index will be (i) the final value for such basket index less its initial value, divided by such initial value times (ii) the applicable weighting.

Weightings:
The weighting for each basket index is not set at the beginning of the term of the notes and will instead be set on the determination date based on the relative performance of the basket indices against each other as follows: The basket index with the best performance will be assigned a weighting of 55%, the basket index with the second best performance will be assigned a weighting of 25% and the basket index with the worst performance will be assigned a weighting of 20%.

Initial value:
(i) In the case of the equity index and the bond index, the index closing value of such basket index on the pricing date and (ii) in the case of the commodity index, the official settlement price of the commodity index on the pricing date.  See “Basket––Initial value” above.

Final value:
(i) In the case of the equity index and the bond index, the index closing value of such basket index on the determination date and (ii) in the case of the commodity index, the official settlement price of the commodity index on the determination date

Determination date:	February 16, 2018, subject to adjustment for non-index business days and certain market disruption events
CUSIP:	61760E309
ISIN:	US61760E3099
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per note	$10	$0.225	$9.775
Total	$8,500,000	$191,250	$8,308,750

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each note they sell.  For more information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Pricing Supplement No. 651 dated February 16, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at ww.w.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.